ULTRAPETROL (Bahamas) Ltd.

Fourth Quarter & FY 2015

Earnings Call Presentation

April 19, 2016

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2015
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
4Q 15 vs. 4Q 14

($000's)	Year ended December 31, 2015	Year ended December 31, 2014	Difference	% Change	4Q 15	4Q 14	Difference
Revenues	**$347,477**	**$363,675**	**($16,198)**	**-4%**	**$71,074**	**$78,595**	**($7,521)**
Adjusted EBITDA per segment							
River Business	$16,548	$230	16,318		($2,265)	($7,156)	4,891
Offshore Supply Business	$43,408	$48,552	(5,144)	-11%	$6,735	$9,551	(2,816)
Ocean Business	($2,057)	$6,096	(8,153)		($1,124)	($2,333)	1,209
Total Segment Adjusted EBITDA	**57,899**	**54,878**	**3,021**	**6%**	**3,346**	**62**	**3,284**
Financial income and Foreign Currency Exchange	(4,752)	2,194	(6,946)		($1,167)	($1,714)	547
Adjusted EBITDA (1)	**$53,147**	**$57,072**	**($3,925)**	**-7%**	**$2,179**	**($1,652)**	**$3,831**
Net (loss) as reported	**($48,004)**	**($52,276)**	**$4,272**		**($33,623)**	**($35,696)**	**$2,073**
EPS as reported (In $ per share)	**($0.34)**	**($0.37)**			**($0.24)**	**($0.25)**	
Adjusted net (loss)	**($40,479)**	**($36,676)**	**($3,803)**		**($26,042)**	**($25,566)**	**($476)**
Adjusted EPS (In $ per share)	**($0.29)**	**($0.26)**			**($0.19)**	**($0.18)**	

- **Our River Business Adjusted EBITDA increased $4.9 million in 4Q 15 from $(7.2) million in 4Q 14 to $(2.3) million in 4Q 15, mainly related to lower voyage expenses derived from the new operational model implemented and decreased running costs related to our cost reduction initiatives and to our 4 convoys chartered to Vale on account of lower usage in 2015 compared to 2014.**
- **Our Offshore Business Adjusted EBITDA decreased $2.8 million in 4Q 15 from $9.6 million in 4Q 14 to $6.7 million in 4Q 15, mainly as a combined result of the early termination of contracts with Petrobras for the three PSVs *UP Pearl*, *UP Amber and UP Esmeralda*, the blocking of our *UP Turquoise*, and the 51% average devaluation of the Brazilian real compared to the same period of 2014; partially offset by the entry into operation on long-term charters with Petrobras of our *UP Coral* and *UP Opal* on August 5, 2015, and January 25, 2015, respectively.**
- **Ocean Business Adjusted EBITDA increased $1.2 million in 4Q 15 from $(2.3) million to $(1.1) million, mainly as a result of a better performance from our container feeder vessels business, partially offset by the sale of our *Miranda* and *Amadeo* on July 16, 2015 and May 29, 2015, respectively**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- **Decrease in relevant commodity prices of the River Business resulting in decline of transport demand:**
  - **13% drop in soybean prices on average ($371 / TN in 4Q 14 vs. $323 / TN in 4Q 15).**
  - **38% drop in iron ore prices on average ($74 / TN in 4Q 14 vs. $46 / TN in 4Q 15).**
  - **22% drop in total industry freight price in 4Q 15 compared to 4Q 14.**

Paraguay Seeded Area & Production Growth (1)


Seeded Area
Production
Million Has & Tons
10.0
0.0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (P)
2.0 2.4 2.4 2.6 2.5 2.7 2.9 3.0 3.2 3.3 3.2 3.4
4.0 3.6 5.6 6.0 3.6 6.5 7.1 4.0 8.2 8.2 8.1 8.8

Soybean Prices ($ per Metric Ton) (2)


535 518 498 477 522 528 379 360 324 323
Dec-12 Jun-13 dec-13 Jun-14 Dec-14 Jun-15 Dec-15

Corumba Area Iron Ore Production Growth (3)


Production (In Million Tons)
0 2 4 6 8
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
1.9 2.3 4.2 4.4 4.6 3.5 6.0 7.1 7.8 7.0 5.8 4.5

Iron Ore Prices ($ per Dry Metric Ton) (2)


144,7 129 115 136 115 93 67 60 82,3 67,4
Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15

(1) Source: USDA Foreign Agricultural Service – Updated January 16, 2015
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings

River Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS			
INITIATIVE	KPI		4Q 15 vs. 4Q 14 Variation
▪ Increase asset utilization	▪ Revenue (excluding fuel adjustment) / net book value	✓	▪ 1.9 pp increase in asset utilization
▪ Improve transit times	▪ Average barge transit time	✓	▪ 27.5% decrease in transit times
▪ Reduce costs per ton transported	▪ Total cost per ton (at constant fuel prices)	✓	▪ 33.7% decrease in costs
▪ Streamline operations to increase reliability	▪ Weighted average quarterly pushboat offhire days	✗	▪ 17.7% increase offhire days [1]

(1) This increase was due mainly to unexpected extensions of scheduled maintenance for our pushboats Asuncion, Cavalier VI, and Cavalier X.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- **Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($73 / bbl in 4Q 14 vs. $42 / bbl in 4Q 15, 52% drop).**
- **Petrobras announced further CAPEX reduction of $32.0 billion (or 24%) to the Business and Management Plan for 2015-2019 ($21.2 billion due to portfolio optimization and $10.7 billion as a result of exchange rate effect).**
- **Positive preliminary results in recent tender with Petrobras. Subject to REB rights.**
- **Continued uncertainty around Petrobras.**

Historical Crude Oil Prices [1]



101.6
57.7
45.15
41.65
37.87
120
100
80
60
40
20
0
USD / Bbl
Feb 24, 2014
Jun 03, 2014
Sep 09, 2014
Dec 16, 2014
Mar 20, 2015
Jun 25, 2015
Sep 25, 2015
Dec 31, 2015

North Sea Average Spot Rates [2]



30,000
25,000
20,000
15,000
10,000
5,000
0
GBP / Day
19,405
10,980
9,704
7,402
16,108
11,102
20,559
12,840
13,712
5,639
2,921
8,106
Dec-11
Aug-12
Apr-13
Dec-13
Aug-14
Apr-15
Dec-15

Historical BRL/USD Exchange Rate [3]



4.5
4
3.5
3
2.5
2
2.62
3.12
3.08
3.02
3.14
3.53
3.80
4.10
3.77
3.80
3.85
12/31/2014
3/31/2015
6/30/2015
9/30/2015
12/31/2015

Total Petrobras oil production in Brazil [4]



2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
BDP (000s)
Jan 13
Aug 13
Mar-14
Oct-14
May-15
Dec-15

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, December 2015.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Market Dynamics

Rig Utilization (1)


Petrobras is targeting a rig count of ~35 by mid-2016, around half of what they had two years ago.
Rig Utilation Rate
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
12-14
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
11-15
12-15
01-16
U.S. Gulf of Mexico
South America
Europe/Mediterranean Sea

North Sea Average Spot Rates – PSVs>900m², GBP (2)


GBP / Day
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
8,622
5,544
-36%
4Q 2014
4Q 2015

Rig Utilization (1)


Rig Utilation Rate
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
12-14
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
11-15
12-15
01-16
West Africa
Middle East
Asia/Australia (excludes India)

Unemployed PSVs - World Count (1)

	4Q 2014	4Q 2015	Δ%
Cold stacked PSVs (3)	66	340	415%


Cold Stacked No. of Vessels
350
300
250
200
150
100
50
0
120
100
80
60
40
20
0
Oil price USD/bbl
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
2015 Q2
2015 Q3
2015 Q4
AHTS Cold Stacked
PSV Cold Stacked
Oil Price-Brent Dated FOB USD/bbl

(1) Source: Maersk Market Report, December 2015.
(2) Source: Seabreeze, December 2015.
(3) Cold stacking a vessel involves reducing the crew to either zero or just a few key individuals and "storing" the vessel in a harbor, shipyard or designated area offshore.

Offshore Supply Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS		
INITIATIVE	**KPI**	**3Q 15 vs. 3Q 14 Variation**
▪ Protect revenue stream	▪ Revenue / calendar days	✗ ▪ 27.1% decrease in revenue per day (1)
▪ Minimize unplanned off-hire days	▪ Offhire days / calendar days	✗ ▪ 41.7 pp increase in offhire days (2)
▪ Reduce costs	▪ Running cost / calendar days	✓ ▪ 38.0% decrease in costs (3)

(1) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 27.5% increase.
(2) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 0.4pp increase.
(3) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 18.7% decrease.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business Update & KPIs

TANKERS - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	4Q 15 vs. 4Q 14 Variation
Protect revenue stream	Revenue / calendar days	✓ 36.7% increase revenue per day
Minimize unplanned off-hire days	Offhire days / calendar days	✗ 5.1 pp increase offhire [(1)]

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	4Q 15 vs. 4Q 14 Variation
Increase turns	Average number of turns per quarter	✓ 17.0% increase turns

(1) Excluding the effect of our *Alejandrina,* which completed its last charter on September 18, 2015, and was sold on January 28, 2016, this KPI would be a 28pp decrease.

Ultrapetrol
Balance Sheet

($000's)	At December 31, 2015	At December 31, 2014	% Change
ASSETS			
Cash & Cash Equivalents	$45,193	$34,982	29%
Accounts Receivables	32,655	37,341	-13%
Operating supplies and inventories	16,947	4,030	321%
Restricted cash	10,779	11,246	-4%
Other Current Assets	36,986	22,150	67%
Vessels and Equipment, Net	669,087	717,405	-7%
Non-current Other Receivables	21,500	29,587	-27%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	14,697	38,848	-62%
TOTAL ASSETS	**$849,316**	**$897,061**	**-5%**
LIABILITIES			
Accounts Payable	29,391	30,518	-4%
Accrued Interest	11,454	1,513	657%
Current Portion of Long-term Financial Debt	463,548	33,553	1282%
Other Current Liabilities	21,964	27,553	-20%
Long-term Financial Debt	0	432,481	-100%
Deferred Income Tax Liability	10,562	12,170	-13%
Non-current Other Payables	2,783	3,551	-22%
UPB Shareholder's Equity	309,614	355,722	-13%
Non-controlling interest in subsidiries	0	0	
TOTAL LIABILITIES	**$849,316**	**$897,061**	**-5%**

Thank You

Q & A

Appendix

Appendix
River Business - 4Q 15 vs. 4Q 14

FINANCIAL HIGHLIGHTS RIVER ($000's)	Year ended December 31, 2015	Year ended December 31, 2014	% Change	4Q 15	4Q 14	% Change
Revenues	**172,565**	**175,110**	-1%	**32,246**	**33,117**	-3%
Voyage and Manufacturing Expenses	(73,946)	(90,773)	-19%	(14,715)	(16,881)	-13%
Gross Margin	**98,619**	**84,337**	**17%**	**17,531**	**16,236**	**8%**
Running Costs	(56,252)	(61,445)	-8%	(11,545)	(16,255)	-29%
Administrative and commercial expenses	(27,373)	(25,455)	8%	(10,464)	(7,634)	37%
Other operating income	2,610	1,433	82%	2,446	943	159%
Investment in Affiliates	(655)	(1,023)	-36%	(130)	(342)	-62%
Yard EBITDA from Touax Sale	(400)	(401)	0%	(103)	(104)	-1%
SPA closing termination payments	-	2,784		-	-	
Other net	(1)	-		-	-	
Segment Adjusted EBITDA	**16,548**	**230**	**7095%**	**(2,265)**	**(7,156)**	**-68%**

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $0.9 million in 4Q 15 as compared to 4Q 14 mostly related to lower freight rates.**
- **Adjusted EBITDA increased $4.9 million in 4Q 15 from ($4,4) in 4Q 14, mainly related to lower costs derived from the new operational model implemented as well as by the cost reduction initiatives, both executed throughout the year.**
- **Tons transported increased approximately 28% in 4Q 15 as compared to the same period last year.**

Appendix (cont'd)

Offshore Supply Business - 4Q 15 vs. 4Q 14

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Year ended December 31, 2015	Year ended December 31, 2014	Diff	% Change	4Q 15	4Q 14	Diff	% Change
Revenues	107,094	119,581	(12,487)	-10%	21,497	29,506	(8,009)	-27%
Voyage Expenses	(5,074)	(6,879)	1,805	-26%	(1,725)	(1,923)	198	-10%
Running Costs	(44,950)	(52,318)	7,368	-14%	(8,907)	(14,291)	5,384	-38%
Administrative and commercial expenses	(13,699)	(14,510)	811	-6%	(4,140)	(3,428)	(712)	21%
Other operating income	5	224	(219)	-98%	-	(316)	316	
Net gain (loss) on derivatives	-	(1)	1		-	-	-	
SPA closing termination payments	-	2,420	(2,420)		-	-	-	
Other net	32	35	(3)	-9%	10	3	7	233%
Segment Adjusted EBITDA	**43,408**	**48,552**	**(5,144)**	**-11%**	**6,735**	**9,551**	**(2,816)**	**-29%**

- **In 4Q 15, revenues decreased $8.0 million or 27% mainly as a result of our *UP Jasper* and *UP Agate* which were laid up in the North Sea, our UP Esmeralda, UP Amber and UP Pearl which were laid-up in Brazil, and to an average devaluation of 51% in the third quarter of 2015 as compared to the same period of 2014. This decrease was partially offset by the entry into operation on long-term charters with Petrobras of our *UP Coral* and *UP Opal* on August 5, 2015, and January 25, 2015, respectively.**

- **Voyage Expenses decreased $0.2 million in 4Q 15 as compared to 4Q 14 mainly related to our laid-up vessels, partially offset by higher expenses from our UP Rubi and UP Coral.**

- **Running Costs for 4Q 15 decreased $5.4 million mostly due to our *UP Jasper* and *UP Agate* which were laid up in the North Sea, our UP Esmeralda, UP Amber, UP Pearl and UP Turquoise, which were laid-up in Brazil, and to the decrease in costs across the rest of our fleet, mostly related to the devaluation of the Brazilian real.**

Appendix (cont'd)
Ocean Business - 4Q 15 vs. 4Q 14

FINANCIAL HIGHLIGHTS OCEAN (*$000's*)	Year ended December 31, 2015	Year ended December 31, 2014	Diff	% Change	4Q 15	4Q 14	Diff	% Change
Revenues	$67,818	$68,984	($1,166)	-2%	$17,331	$15,972	$1,359	9%
Voyage Expenses	(25,848)	(21,433)	(4,415)	21%	(7,744)	(6,444)	(1,300)	20%
Running Costs	(36,030)	(34,754)	(1,276)	4%	(8,470)	(9,632)	1,162	-12%
Gross Profit Contribution	**5,940**	**12,797**	**(6,857)**	**-54%**	**1,117**	**(104)**	**1,221**	
Administrative and commercial expenses	(7,220)	(7,116)	(104)	1%	(2,109)	(1,962)	(147)	7%
Other operating income (expenses)	(756)	(60)	(696)		(6)	(267)	261	
Investment in Affiliates	(162)	(33)	(129)		(162)	(3)	(159)	5300%
SPA closing termination payments	-	455	(455)		-	-	-	
Other net	141	53	88	166%	36	3	33	1100%
Segment Adjusted EBITDA	**(2,057)**	**6,096**	**(8,153)**		**(1,124)**	**(2,333)**	**1,209**	**-52%**

- **Revenues for 4Q 15 increased $1.4 million mainly as a result of a better performance from our container feeder vessels business helped by an extensive off-hire during the fourth quarter of 2014 resulting from a mechanical issue with one of our container feeder vessels.**
- **Voyage Expenses increased $1.3 million in 4Q 15 as compared to 4Q 14, which is primarily attributable to other voyage expenses (port expenses and terminal handling charges) related to our *Mentor* and expenses from cabotage trips, partially offset by lower expenses from our *Asturiano* and *Argentino*.**
- **Running costs decreased $1.1 million in 4Q 15 as compared to the same period of 2014 mostly as a result of our sold vessels *Amadeo* and *Alejandrina*.**

Appendix (cont'd)

Quarter-on-quarter Selected Statement of Operation Data

($000's)	Year ended December 31, 2015	Year ended December 31, 2014	% Change	4Q 15	4Q 14
Revenues					
Attributable to River Business	$172,565	$175,110	-1%	$32,246	$33,117
Attributable to Offshore Supply Business	$107,094	$119,581	-10%	$21,497	$29,506
Attributable to Ocean Business	$67,818	$68,984	-2%	$17,331	$15,972
Total revenues	**347,477**	**363,675**	**-4%**	**71,074**	**78,595**
Voyage expenses					
Attributable to River Business	(73,946)	(90,773)	-19%	(14,715)	(16,881)
Attributable to Offshore Supply Business	(5,074)	(6,879)	-26%	(1,725)	(1,923)
Attributable to Ocean Business	(25,848)	(21,433)	21%	(7,744)	(6,444)
Total voyage expenses	**(104,868)**	**(119,085)**	**-12%**	**(24,184)**	**(25,248)**
Running costs					
Attributable to River Business	(56,252)	(61,445)	-8%	(11,545)	(16,255)
Attributable to Offshore Supply Business	(44,950)	(52,318)	-14%	(8,907)	(14,291)
Attributable to Ocean Business	(36,030)	(34,754)	4%	(8,470)	(9,632)
Total running costs	**(137,232)**	**(148,517)**	**-8%**	**(28,922)**	**(40,178)**
Amortization of Dry Dock & Intangible Assets	(9,860)	(7,493)	32%	(2,759)	(2,439)
Depreciation of Vessels and Equipment	(41,272)	(45,924)	-10%	(10,039)	(12,794)
Administrative and commercial expenses	(48,292)	(47,081)	3%	(16,713)	(13,024)
Other operating income	1,859	1,597	16%	2,440	360
Operating (loss) profit	**($218)**	**($13,339)**	**-98%**	**($17,133)**	**($25,239)**
Attributable to River Business	(10,111)	(30,049)	-66%	(8,875)	(15,506)
Attributable to Offshore Supply Business	24,486	28,980	-16%	1,813	5,017
Attributable to Ocean Business	(14,593)	(12,270)	19%	(10,071)	(14,750)
Segment Adjusted EBITDA					
Attributable to River Business	16,548	230	7095%	(2,265)	(7,156)
Attributable to Offshore Supply Business	43,408	48,552	-11%	6,735	9,551
Attributable to Ocean Business	(2,057)	6,096		(1,124)	(2,333)
Financial Income	68	105	-35%	68	26
Other financial expense	(4,820)	2,089		(1,235)	(1,740)
Adjusted EBITDA	**$53,147**	**$57,072**	**-7%**	**$2,179**	**($1,652)**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Year ended December 31, 2015	Year ended December 31, 2014	4Q 15	4Q 14
Revenues	$347,477	$363,675	$71,074	$78,595
Voyage Expenses	(104,868)	(119,085)	(24,184)	(25,248)
Running Costs	(137,232)	(148,517)	(28,922)	(40,178)
Depreciation and amortization	(51,132)	(53,417)	(12,798)	(15,233)
Loss on write-down vessels, goodwill and intangibles	(8,030)	(10,511)	(8,030)	(10,511)
Administrative and commercial expenses	(48,292)	(47,081)	(16,713)	(13,024)
Other operating income	1,859	1,597	2,440	360
Operating income (loss)	**($218)**	**($13,339)**	**($17,133)**	**($25,239)**
Financial expense and other Financial expenses	(36,079)	(35,097)	(10,998)	(8,503)
Other Financial expenses	(4,820)	2,089	(1,235)	(1,740)
Financial Income	68	105	68	26
Net Gains (Losses) on Derivatives, net	-	(1)	-	-
Investment in Affiliates	(817)	(1,056)	(292)	(345)
Other, net	172	88	46	6
Income Taxes	(6,310)	(5,065)	(4,079)	99
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($48,004)**	**($52,276)**	**($33,623)**	**($35,696)**
EPS (In USD)	($0.34)	($0.37)	($0.24)	($0.25)
Adjusted EBITDA	**$53,147**	**$57,072**	**$2,179**	**($1,652)**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(105)	(169)	(346)	(277)
Yard Ebitda from Touax Sale	(400)	(401)	(103)	(104)
Non-Cash Loss on write-down of vessels	8,030	10,511	8,030	10,511
SPA closing termination payment	-	5,659	-	-
Adjusted net income (loss)	**($40,479)**	**($36,676)**	**($26,042)**	**($25,566)**
Adjusted EPS (In $)	**($0.29)**	**($0.26)**	**($0.19)**	**($0.18)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
Accumulated Cash Flow and EBITDA Reconciliation

($000's)	dic-15	dic-14
Total cash flows provided by operating activities	37,000	35,254
Total cash flows (used in) investing activities	(24,324)	(41,645)
Total cash flows (used in) from financing activities	(2,465)	(31,252)
Total cash flows from operating activities	$ 37,000	$ 35,254
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(23,875)	(35,053)
Expenditure for dry docking	7,580	10,107
Income Taxes	6,310	5,065
Financial Expenses	36,079	35,097
Allowance for doubtfull accounts	(228)	(720)
Net income attributable to non-controlling interest	-	-
Gains on derivatives,net	-	-
SPA closing termination payments	-	5,659
Yard Ebitda from Touax Sale	(400)	(401)
Change in valuation allowance of deferred income tax assets	(4,471)	811
Other adjustments	(4,848)	1,253
Adjusted Consolidated EBITDA	**$ 53,147**	**$ 57,072**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
4Q 15 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Fourth quarter ended December 31, 2015			
Segment operating (loss) profit	($8,875)	$1,813	($10,071)	($17,133)
Depreciation and amortization	6,843	4,912	1,043	12,798
Non-Cash Loss on write-down of vessels	-	-	8,030	8,030
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(130)	-	(162)	(292)
Yard Ebitda from Touax Sale	(103)	-	-	(103)
Other net	-	10	36	46
Segment Adjusted EBITDA	**($2,265)**	**$6,735**	**($1,124)**	**$3,346**
Items not included in Segment Adjusted EBITDA				
Financial income				68
Other financial income				(1,235)
Adjusted Consolidated EBITDA				**$2,179**

Appendix (cont'd)
4Q 14 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Fourth quarter ended December 31, 2014			
Segment operating (loss) profit	($15,503)	$5,017	($14,753)	($25,239)
Depreciation and amortization	8,796	4,531	1,906	15,233
Non-cash loss on write-down of vessels	-	-	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(342)	-	(3)	(345)
Yard Ebitda from Touax Sale	(104)	-	-	(104)
Other net	-	3	3	6
Segment Adjusted EBITDA	**($7,153)**	**$9,551**	**($2,336)**	**$62**
Items not included in Segment Adjusted EBITDA				
Financial income				26
Other financial expenses				(1,740)
Adjusted Consolidated EBITDA				**($1,652)**

Appendix (cont'd)
FY 2015 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Year ended December 31, 2015			
Segment operating (loss) profit	($10,111)	$24,486	($14,593)	($218)
Depreciation and amortization	27,715	18,890	4,527	51,132
Non-cash loss on write-down of vessels	-	-	8,030	8,030
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(655)	-	(162)	(817)
Yard Ebitda from Touax Sale	(400)	-	-	(400)
Reduction in opex	-			-
Realized net gain on FFAs	(1)	32	141	172
Segment Adjusted EBITDA	**$16,548**	**$43,408**	**($2,057)**	**$57,899**
Items not included in Segment Adjusted EBITDA				
Financial income				68
Other financial expenses				(4,820)
Adjusted Consolidated EBITDA				**$53,147**

Appendix (cont'd)
FY 2014 Operating Profit to Adjusted Consolidated EBITDA

	Year ended December 31, 2014			
($000's)	**River**	**Offshore Supply**	**Ocean**	**TOTAL**
Segment operating (loss) profit	($30,046)	$28,980	($12,273)	($13,339)
Depreciation and amortization	28,919	17,118	7,380	53,417
Non-Cash Loss on write-down of vessels	-	-	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(1,023)	-	(33)	(1,056)
Net (loss) on derivatives	-	(1)	-	(1)
Yard Ebitda from Touax Sale	(401)	-	-	(401)
SPA closing termination payment	2,784	2,420	455	5,659
Other net	-	35	53	88
Segment Adjusted EBITDA	**$233**	**$48,552**	**$6,093**	**$54,878**
Items not included in Segment Adjusted EBITDA				
Financial income				105
Other financial income				2,089
Adjusted Consolidated EBITDA				**$57,072**